SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                           Report of a Foreign Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                         For the month of February 2003

                                ASML Holding N.V.

                                   De Run 1110
                                5503 LA Veldhoven
                                 The Netherlands
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


                              Form 20-F X Form 40-F
                                       ---         ---


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                                    Yes          No X
                                       ---         ---


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):


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Exhibit

99.1 "Media Advisory: Carl Zeiss Selects ASML MaskTools to Supply Advanced Lens Design Qualification Software," dated February 4, 2003.

99.2 "Media Advisory: ASML TWINSCAN C Increases Productivity by 15 Percent," dated February 18, 2003.

99.3 "2002 Annual Results Building on Core Competence," Analyst Presentation, dated January 16, 2003.

99.4  Financial Report 2002.

99.5  Corporate Overview 2002.

99.6  Principles of Ethical Business Conduct.

99.7  Environment, Health & Safety Report 2002.

99.8  Social Report 2002.

"Safe Harbor" Statement under the U.S. Private Securities Litigation Reform Act of 1995: the matters discussed in this document may include forward-looking statements that are subject to risks and uncertainties including, but not limited to, economic conditions, product demand and industry capacity, competitive products and pricing, manufacturing efficiencies, new product development, ability to enforce patents, availability of raw materials and critical manufacturing equipment, trade environment, and other risks indicated in filings with the U.S. Securities and Exchange Commission.



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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                     ASML HOLDING N.V. (Registrant)


Date:    March 12, 2003              By: /s/ Peter T.F.M. Wennick
                                        --------------------------------------
                                        Peter T.F.M. Wennink
                                        Vice President of Finance/
                                        Administration and Chief
                                        Financial Officer